TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No S4 Joel Zychick, Trustee 1521 Alton Rd. - Ste. 676 Miami Beach, FL 33139	Class A Common Stock	10/14/2024	8,301	$ 255,661.38
-same as above-	Class A Common Stock	9/16/2024	5,470	$ 148,887.75
-same as above-	Class A Common Stock	9/16/2024	7,571	$ 206,069.45
-same as above-	Class A Common Stock	9/16/2024	7,571	$ 206,074.80
-same as above-	Class A Common Stock	9/13/2024	15,880	$ 431,387.09
-same as above-	Class A Common Stock	9/12/2024	15,880	$ 423,933.33
-same as above-	Class A Common Stock	9/11/2024	15,880	$ 405,448.37
-same as above-	Class A Common Stock	9/10/2024	15,880	$ 397,578.31
-same as above-	Class A Common Stock	9/9/2024	15,880	$ 410,538.71
-same as above-	Class A Common Stock	9/6/2024	15,880	$ 407,311.52
-same as above-	Class A Common Stock	9/5/2024	15,880	$ 423,138.98
-same as above-	Class A Common Stock	9/3/2024	15,880	$ 410,045.92
-same as above-	Class A Common Stock	8/30/2024	15,880	$ 413,087.24
-same as above-	Class A Common Stock	8/29/2024	15,880	$ 407,349.62
-same as above-	Class A Common Stock	8/28/2024	15,880	$ 400,170.17